Exhibit 99.1

YNV announces successful completion of the divestment of its Russia-based businesses

Amsterdam, the Netherlands, July 15, 2024 — As previously announced, Yandex N.V., the Dutch parent company of the Yandex group (“YNV”), entered into a definitive agreement on February 4, 2024 with a purchaser consortium (the “Purchaser”) to sell all of the group's businesses in Russia and certain international markets (the “Target”) at a valuation of approximately USD 5.4 billion, subject to adjustments, and payable in a combination of cash and Class A shares of YNV.

We are pleased to announce that the second and final closing of the transaction has occurred, at which YNV sold its remaining minority stake of approximately 28% in the Target. The consideration at the second closing was paid in a combination of 94.9 million YNV Class A shares and cash of approximately USD 180 million paid in Chinese Yuan outside Russia. The total amount of cash proceeds received in the transaction amounted to USD 2.8 billion, and the total number of consideration shares received is 162.5 million YNV Class A shares. With the second closing, YNV has received the agreed upon purchase price and now fully disposed of its remaining interest in the Russian businesses.

The number of Class A shares outstanding has been further reduced by the number of shares that we received as partial consideration in the Sale at the second closing. The Class A shares received as consideration will be held in treasury, pending use under our equity incentive plans and for further financing purposes. Following the second and final closing, the aggregate number of Class A and Class B ordinary shares outstanding is 199.0 million.

On July 10 we completed the delisting process of our Class A shares from the Moscow Exchange. Our shares are now listed only on NASDAQ. Trading in these shares is still halted, and we will update the market on this in due course.

In the coming days we intend to publish more detailed information on the retained businesses, which going forward will be developed under the name Nebius Group (subject to shareholder approval), and to introduce the management team and the expanded Board of Directors.

“Today's announcement marks the end of a long and complicated chapter in the life of our company. All connections with Russia have now been severed,” said John Boynton, Chairman of YNV. “I would like to thank all of our 1,300 current employees, as well as our clients, partners and other stakeholders for their support and patience over the past two years. From today, with the divestment now complete, we are free to build again.”

“Completing a cross-border divestment of this scale and complexity would be challenging enough in normal times – and these are not normal times. That we were successful in pulling it off is a great testament to the unwavering efforts of the deal team led by Vadim Marchuk, which included the complete redesign of the group's operations to allow for the creation of a new company, now totally separated from Russia. Vadim will be stepping down this fall, and on behalf of the Board I want to express my appreciation to him for the tremendous value that he brought to the company since the day he joined and in particular for his leadership over the past two extremely challenging years. We wish him every success in the next phase of his professional journey.”

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